Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report

Collection Period Ended   28-Feb-2022

Amounts in USD

Dates

Collection Period No.	21	
Collection Period (from... to)	1-Feb-2022	28-Feb-2022
Determination Date	11-Mar-2022	
Record Date	14-Mar-2022	
Distribution Date	15-Mar-2022	
Interest Period of the Class A-1 Notes (from... to)	15-Feb-2022	15-Mar-2022 Actual/360 Days 28
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Feb-2022	15-Mar-2022 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	351,600,000.00	304,868,986.32	281,765,154.50	23,103,831.82	65.710557	0.801380
Class A-4 Notes	80,020,000.00	80,020,000.00	80,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,061,220,000.00**	**384,888,986.32**	**361,785,154.50**	**23,103,831.82**		
Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07			
Adjusted Pool Balance	1,088,445,882.84	412,100,133.39	388,996,301.57			
Yield Supplement Overcollateralization Amount	36,332,043.60	13,151,956.18	12,397,781.28			
Pool Balance	**1,124,777,926.44**	**425,252,089.57**	**401,394,082.85**			

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.460000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.550000%	139,731.62	0.397416	23,243,563.44	66.107973
Class A-4 Notes	0.770000%	51,346.17	0.641667	51,346.17	0.641667
Total		**$191,077.79**		**$23,294,909.61**	

Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report

Amounts in USD

Available Funds		Distributions	
Principal Collections	23,668,094.16	(1) Total Servicing Fee	354,376.74
Interest Collections	1,390,466.00	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	109,685.09	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	109,858.95	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	191,077.79
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	226.57	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**25,278,330.77**	(6) Regular Principal Distributable Amount	23,103,831.82
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**25,278,330.77**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	1,629,044.42
		Total Distribution	**25,278,330.77**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	354,376.74	354,376.74	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	191,077.79	191,077.79	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	139,731.62	139,731.62	0.00
thereof on Class A-4 Notes	51,346.17	51,346.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	191,077.79	191,077.79	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	23,103,831.82	23,103,831.82	0.00
Aggregate Principal Distributable Amount	23,103,831.82	23,103,831.82	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,442,229.41
Reserve Fund Amount - Beginning Balance	5,442,229.41
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	41.75
minus Net Investment Earnings	41.75
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,442,229.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	41.75
Net Investment Earnings on the Collection Account	184.82
Investment Earnings for the Collection Period	226.57

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	425,252,089.57	21,495
Principal Collections	14,541,870.46	
Principal Collections attributable to Full Pay-offs	9,126,223.70	
Principal Purchase Amounts	0.00	
Principal Gross Losses	189,912.56	
Pool Balance end of Collection Period	401,394,082.85	20,857
Pool Factor	35.69%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	3.95%
Weighted Average Number of Remaining Payments	52.53	34.96
Weighted Average Seasoning (months)	11.02	31.47

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	400,006,572.62	20,803	99.65%
31-60 Days Delinquent	931,474.91	38	0.23%
61-90 Days Delinquent	275,773.78	10	0.07%
91-120 Days Delinquent	180,261.54	6	0.04%
Total	401,394,082.85	20,857	100.00%

Delinquency Trigger			**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value			0.114%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	189,912.56	6	7,173,671.33	207
Principal Net Liquidation Proceeds	109,641.29		2,458,804.95	
Principal Recoveries	109,384.84		3,140,279.65	
Principal Net Loss / (Gain)	(29,113.57)		1,574,586.73	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.085%)
Prior Collection Period	(0.223%)
Second Prior Collection Period	0.246 %
Third Prior Collection Period	0.557 %
Four Month Average	0.124%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.140%
Average Net Loss / (Gain)	7,606.70

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.